UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of September 2013

Commission File Number: 000-54290

Grupo Aval Acciones y Valores S.A.
(Exact name of registrant as specified in its charter)

Carrera 13 No. 26A - 47
Bogotá D.C., Colombia
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM
1.	Monthly report of unconsolidated results of our banking operation in Colombia under Colombian Banking GAAP – August 2013

Monthly report of unconsolidated results of
our banking operation in Colombia
under Colombian Banking GAAP

August, 2013

Disclaimer

Grupo Aval Acciones y Valores S.A. (“Grupo Aval”) is an issuer in Colombia of securities registered with the National Registry of Shares and Issuers (Registro Nacional de Valores y Emisores), and in this capacity, it is subject to oversight by the Superintendency of Finance. Grupo Aval is not a financial institution and it is not supervised or regulated as a financial institution in Colombia. Grupo Aval is not required to file individual, nor consolidated financial statements on a monthly basis.

These results are exclusively provided for informational purposes and contain the unconsolidated financial statements of our four Colombian banking subsidiaries (Banco de Bogotá, Banco de Occidente, Banco Popular and Banco AV Villas, together, the “Banks”) as reported to the Superintendency of Finance, and the combined financial statements of the unconsolidated results of our Banks, which reflect approximately 80% of the consolidated results of Grupo Aval.  These unconsolidated financial statements do not reflect the consolidation process of subsidiaries such as Corficolombiana, Porvenir or BAC Credomatic, are not intended to reflect the consolidated financial statements of Grupo Aval and are not necessarily indicative of the results for any other future interim period.

Even though, the information herein has not been audited, financial statements and other financial data included in this report is prepared in accordance with the regulations of the Superintendency of Finance for financial institutions (Resolution 3600 of 1988 and External Circular 100 of 1995) and, on issues not addressed by these regulations, generally accepted accounting principles prescribed by the Superintendency of Finance for banks to operate in Colombia, consistently applied, together with such regulations, on the filing date, “Colombian Banking GAAP.”

Recipients of this document are responsible for the assessment and use of the information provided herein. Grupo Aval shall not be responsible for any decision taken by investors in connection with this document. The content of this document is not intended to provide full disclosure on Grupo Aval or its affiliates.

Tatiana Uribe Benninghoff
Financial Planning and Investor Relations Officer
Tel.: +571 241 9700  x3297 / 3600
E-mail: turibe@grupoaval.com

GRUPO AVAL ACCIONES Y VALORES S.A.
COMBINED FINANCIAL STATEMENTS AS OF AUGUST, 2013

BALANCE SHEET	As of			Growth (%)
(Ps. Millions)	Aug-12	Jul-13	Aug-13	Aug-13 Vs. Jul-13	Aug-13 Vs. Aug-12
ASSETS
CASH AND CASH EQUIVALENTS
Cash and due from banks	4,966,323	6,523,887	6,224,393	(4.6)	25.3
Interbank and overnight funds	1,158,185	612,228	771,108	26.0	(33.4)
Total Cash and cash equivalents	6,124,508	7,136,115	6,995,501	(2.0)	14.2
INVESTMENT SECURITIES
Debt securities	10,774,293	12,838,843	12,847,282	0.1	19.2
Trading	1,928,166	3,566,457	3,384,673	(5.1)	75.5
Available for Sale	5,947,803	6,297,858	6,597,671	4.8	10.9
Held to maturity	2,898,323	2,974,527	2,864,938	(3.7)	(1.2)
Equity securities	7,619,494	9,327,902	9,607,906	3.0	26.1
Trading	33,582	38,438	38,530	0.2	14.7
Available for Sale	7,585,912	9,289,464	9,569,376	3.0	26.1
Allowance	(2,923)	(3,023)	(3,046)	0.7	4.2
Total investment securities, net	18,390,863	22,163,721	22,452,143	1.3	22.1
LOANS AND FINANCIAL LEASES
Commercial loans	38,449,145	42,415,492	43,075,189	1.6	12.0
Consumer loans	17,503,763	19,588,944	19,745,728	0.8	12.8
Microcredit	277,060	303,695	310,611	2.3	12.1
Mortgage loans	943,691	1,420,385	1,505,592	6.0	59.5
Financial leases	5,211,157	5,822,044	5,811,167	(0.2)	11.5
Allowance for loans and financial leases losses	(2,233,270)	(2,514,644)	(2,538,658)	1.0	13.7
Total loans and financial leases, net	60,151,547	67,035,916	67,909,629	1.3	12.9
Interest accrued on loans and financial leases	703,511	676,714	716,715	5.9	1.9
Allowance on Interest accrued on loans and financial leases	(76,526)	(82,718)	(83,001)	0.3	8.5
Interest accrued on loans and financial leases, net	626,985	593,995	633,714	6.7	1.1
Bankers' acceptances, spot transactions and derivatives	254,579	319,135	339,264	6.3	33.3
Accounts receivable, net	933,023	1,153,206	1,097,669	(4.8)	17.6
Property, plant and equipment, net	844,366	841,452	845,477	0.5	0.1
Operating leases, net	347,669	356,155	355,335	(0.2)	2.2
Foreclosed assets, net	64,184	58,961	58,768	(0.3)	(8.4)
Prepaid expenses and deferred charges	564,409	494,698	493,904	(0.2)	(12.5)
Goodwill, net	521,327	499,260	497,133	(0.4)	(4.6)
Other assets, net	820,670	972,647	1,013,188	4.2	23.5
Reappraisal of assets	1,888,590	1,974,435	2,029,726	2.8	7.5
Total assets	91,532,720	103,599,696	104,721,453	1.1	14.4
LIABILITIES
DEPOSITS
Checking accounts	12,530,796	13,753,374	13,961,501	1.5	11.4
Time deposits	18,388,291	19,018,380	19,258,133	1.3	4.7
Savings deposits	28,881,763	34,535,599	35,904,304	4.0	24.3
Other	529,984	571,906	563,504	(1.5)	6.3
Total deposits	60,330,834	67,879,260	69,687,442	2.7	15.5
Bankers' acceptances, spot transactions and derivatives	243,584	344,227	414,763	20.5	70.3
Interbank borrowings and overnight funds	1,788,944	3,263,504	2,331,366	(28.6)	30.3
Borrowings from banks and other	5,039,867	4,566,520	4,725,967	3.5	(6.2)
Accrued interest payable	232,973	251,016	229,501	(8.6)	(1.5)
Other accounts payable	1,863,376	1,902,253	1,961,611	3.1	5.3
Bonds	5,379,856	7,083,308	6,836,198	(3.5)	27.1
Estimated Liabilities	866,122	808,371	860,057	6.4	(0.7)
Other liabilities	796,477	875,062	874,774	(0.0)	9.8
Total liabilities	76,542,034	86,973,521	87,921,680	1.1	14.9
Total shareholders' equity	14,990,685	16,626,175	16,799,773	1.0	12.1
Total liabilities and shareholders' equity	91,532,720	103,599,696	104,721,453	1.1	14.4

GRUPO AVAL ACCIONES Y VALORES S.A.
COMBINED FINANCIAL STATEMENTS AS OF AUGUST, 2013

INCOME STATEMENT	YTD		Growth (%) Aug-13 Vs. Aug-12	Month		Growth (%) Aug-13 Vs. Jul-13
(Ps. Millions)	Aug-12	Aug-13		Jul-13	Aug-13
INTEREST INCOME
Interest on loans	4,253,075	4,511,550	6.1	558,921	559,741	0.1
Interest on investment securities	498,996	530,936	6.4	38,559	35,639	(7.6)
Interbank and overnight funds	88,510	83,784	(5.3)	10,396	8,392	(19.3)
Financial leases	363,147	401,318	10.5	48,969	48,027	(1.9)
Total Interest Income	5,203,729	5,527,587	6.2	656,844	651,799	(0.8)
INTEREST EXPENSE
Checking accounts	81,255	75,389	(7.2)	8,744	9,289	6.2
Time deposits	625,646	617,585	(1.3)	72,660	70,067	(3.6)
Saving deposits	732,266	697,254	(4.8)	84,201	87,393	3.8
Total interest expense on deposits	1,439,167	1,390,229	(3.4)	165,605	166,749	0.7
Borrowings from banks and others	143,598	97,004	(32.4)	10,750	10,938	1.8
Interbank and overnight funds (expenses)	73,233	44,258	(39.6)	5,864	6,404	9.2
Bonds	248,182	266,513	7.4	34,502	34,152	(1.0)
Total interest expense	1,904,180	1,798,003	(5.6)	216,721	218,243	0.7
Net Interest Income	3,299,549	3,729,584	13.0	440,123	433,556	(1.5)
Provisions for loan and financial lease losses, accrued interest and other, net	556,176	783,100	40.8	77,274	91,505	18.4
Recovery of charged-off assets	(92,058)	(98,692)	7.2	(13,132)	(13,565)	3.3
Provision for investment securities, foreclosed assets and other assets	18,274	21,346	16.8	1,398	4,550	225.4
Recovery of provisions for investments securities, foreclosed assets and other assets	(6,776)	(12,179)	79.8	(1,406)	(551)	(60.8)
Total provisions, net	475,616	693,575	45.8	64,134	81,940	27.8
Net interest income after provisions	2,823,933	3,036,009	7.5	375,989	351,616	(6.5)
FEES AND OTHER SERVICES INCOME
Commissions from banking services	603,591	645,231	6.9	85,476	85,493	0.0
Branch network services	19,096	19,778	3.6	2,492	2,629	5.5
Credit card merchant fees	100,612	122,374	21.6	17,872	15,631	(12.5)
Checking fees	48,638	44,297	(8.9)	5,841	5,633	(3.6)
Other	55,124	59,301	7.6	7,818	8,069	3.2
Total fees and other services income	827,060	890,981	7.7	119,500	117,454	(1.7)
Fees and other services expenses	223,900	242,717	8.4	32,957	30,231	(8.3)
Fees and other services income, net	603,161	648,264	7.5	86,543	87,224	0.8
OTHER OPERATING INCOME
Foreign exchange (losses) gains, net	(75,016)	221,539	395.3	(47,759)	49,157	202.9
Gains (losses) on derivative operations, net	132,802	(108,476)	(181.7)	62,490	(37,897)	(160.6)
Gains on sales of investments in equity securities, net	(3)	-	100.0	-	-	N.A.
Dividend Income	464,667	627,104	35.0	-	60,232	N.A.
Other	116,958	122,376	4.6	15,849	15,451	(2.5)
Total other operating income	639,407	862,543	34.9	30,580	86,943	184.3
Total operating income	4,066,501	4,546,816	11.8	493,111	525,783	6.6
OPERATING EXPENSES
Salaries and employee benefits	760,060	820,845	8.0	103,842	107,258	3.3
Bonus plan payments	23,108	24,941	7.9	2,687	2,275	(15.3)
Termination payments	3,935	4,086	3.8	701	626	(10.7)
Administrative and other expenses	1,158,173	1,347,915	16.4	167,946	179,341	6.8
Insurance on deposit, net	110,861	126,311	13.9	16,304	16,355	0.3
Charitable and other donation expenses	4,283	1,668	(61.0)	430	122	(71.5)
Depreciation	142,648	151,808	6.4	19,704	19,673	(0.2)
Goodwill amortization	15,192	16,238	6.9	2,126	2,126	0.0
Total operating expenses	2,218,260	2,493,812	12.4	313,739	327,777	4.5
Net operating income	1,848,241	2,053,004	11.1	179,372	198,006	10.4
NON-OPERATING INCOME (EXPENSE)
Other income	140,065	200,166	42.9	19,307	17,022	(11.8)
Other expenses	39,276	52,225	33.0	5,513	5,688	3.2
Non-operating income (expense), net	100,789	147,941	46.8	13,794	11,334	(17.8)
Income before income tax expense	1,949,030	2,200,945	12.9	193,166	209,340	8.4
Income tax expense	553,445	614,745	11.1	68,732	56,911	(17.2)
Net income	1,395,585	1,586,200	13.7	124,434	152,429	22.5

BANCO DE BOGOTÁ
UNCONSOLIDATED FINANCIAL STATEMENTS AS OF AUGUST, 2013

BALANCE SHEET	As of			Growth (%)
(Ps. Millions)	Aug-12	Jul-13	Aug-13	Aug-13 Vs. Jul-13	Aug-13 Vs. Aug-12
ASSETS
CASH AND CASH EQUIVALENTS
Cash and due from banks	2,568,260	3,420,123	3,331,368	(2.6)	29.7
Interbank and overnight funds	817,756	470,900	438,073	(7.0)	(46.4)
Total Cash and cash equivalents	3,386,016	3,891,024	3,769,441	(3.1)	11.3
INVESTMENT SECURITIES
Debt securities	5,064,893	5,601,441	5,533,423	(1.2)	9.3
Trading	401,246	1,499,966	1,365,816	(8.9)	240.4
Available for Sale	3,261,175	2,687,341	2,787,368	3.7	(14.5)
Held to maturity	1,402,472	1,414,133	1,380,240	(2.4)	(1.6)
Equity securities	6,050,207	7,326,893	7,528,243	2.7	24.4
Trading	-	-	-	N.A.	N.A.
Available for Sale	6,050,207	7,326,893	7,528,243	2.7	24.4
Allowance	(723)	(751)	(766)	2.0	5.9
Total investment securities, net	11,114,376	12,927,583	13,060,901	1.0	17.5
LOANS AND FINANCIAL LEASES
Commercial loans	22,325,492	25,111,887	25,865,134	3.0	15.9
Consumer loans	5,675,515	6,408,539	6,461,618	0.8	13.9
Microcredit	239,813	275,474	282,795	2.7	17.9
Mortgage loans	96,821	445,679	497,979	11.7	414.3
Financial leases	1,181,327	1,378,740	1,386,091	0.5	17.3
Allowance for loans and financial leases losses	(927,531)	(1,112,202)	(1,128,738)	1.5	21.7
Total loans and financial leases, net	28,591,437	32,508,117	33,364,878	2.6	16.7
Interest accrued on loans and financial leases	352,078	331,241	357,391	7.9	1.5
Allowance on Interest accrued on loans and financial leases	(39,696)	(44,276)	(44,968)	1.6	13.3
Interest accrued on loans and financial leases, net	312,381	286,965	312,423	8.9	0.0
Bankers' acceptances, spot transactions and derivatives	216,690	251,341	267,821	6.6	23.6
Accounts receivable, net	477,314	592,939	643,451	8.5	34.8
Property, plant and equipment, net	302,459	324,677	328,764	1.3	8.7
Operating leases, net	834	808	1,322	63.7	58.5
Foreclosed assets, net	22,171	18,563	19,022	2.5	(14.2)
Prepaid expenses and deferred charges	257,312	225,563	234,302	3.9	(8.9)
Goodwill, net	496,560	475,873	473,879	(0.4)	(4.6)
Other assets, net	322,071	413,709	432,158	4.5	34.2
Reappraisal of assets	964,657	1,006,893	1,065,916	5.9	10.5
Total assets	46,464,279	52,924,054	53,974,279	2.0	16.2
LIABILITIES
DEPOSITS
Checking accounts	6,488,540	7,703,095	7,819,274	1.5	20.5
Time deposits	10,930,463	11,481,868	11,699,742	1.9	7.0
Savings deposits	13,879,229	14,726,097	15,829,140	7.5	14.0
Other	223,809	288,614	289,888	0.4	29.5
Total deposits	31,522,041	34,199,673	35,638,043	4.2	13.1
Bankers' acceptances, spot transactions and derivatives	206,602	285,425	342,966	20.2	66.0
Interbank borrowings and overnight funds	477,326	2,290,904	1,397,579	(39.0)	192.8
Borrowings from banks and other	2,517,988	2,292,221	2,445,287	6.7	(2.9)
Accrued interest payable	101,455	129,453	101,776	(21.4)	0.3
Other accounts payable	738,333	839,124	860,943	2.6	16.6
Bonds	1,516,395	2,511,061	2,554,534	1.7	68.5
Estimated Liabilities	332,965	334,834	361,224	7.9	8.5
Other liabilities	273,855	334,740	331,026	(1.1)	20.9
Total liabilities	37,686,960	43,217,435	44,033,378	1.9	16.8
Total shareholders' equity	8,777,318	9,706,618	9,940,901	2.4	13.3
Total liabilities and shareholders' equity	46,464,279	52,924,054	53,974,279	2.0	16.2

BANCO DE BOGOTÁ
UNCONSOLIDATED FINANCIAL STATEMENTS AS OF AUGUST, 2013

INCOME STATEMENT	YTD		Growth (%) Aug-13 Vs. Aug-12	Month		Growth (%) Aug-13 Vs. Jul-13
(Ps. Millions)	Aug-12	Aug-13		Jul-13	Aug-13
INTEREST INCOME
Interest on loans	1,950,481	2,089,042	7.1	257,240	259,562	0.9
Interest on investment securities	219,210	295,043	34.6	18,600	12,389	(33.4)
Interbank and overnight funds	41,944	42,754	1.9	5,259	5,255	(0.1)
Financial leases	71,868	90,003	25.2	11,019	10,844	(1.6)
Total Interest Income	2,283,504	2,516,841	10.2	292,118	288,050	(1.4)
INTEREST EXPENSE
Checking accounts	58,784	61,109	4.0	7,280	7,833	7.6
Time deposits	346,238	335,585	(3.1)	40,372	39,991	(0.9)
Saving deposits	339,372	332,875	(1.9)	37,947	37,907	(0.1)
Total interest expense on deposits	744,393	729,569	(2.0)	85,598	85,732	0.2
Borrowings from banks and others	59,350	44,781	(24.5)	5,030	5,234	4.0
Interbank and overnight funds (expenses)	32,375	15,264	(52.9)	2,516	3,766	49.7
Bonds	64,288	86,735	34.9	11,889	11,886	(0.0)
Total interest expense	900,406	876,350	(2.7)	105,034	106,618	1.5
Net Interest Income	1,383,098	1,640,491	18.6	187,084	181,432	(3.0)
Provisions for loan and financial lease losses, accrued interest and other, net	235,769	368,016	56.1	45,067	53,128	17.9
Recovery of charged-off assets	(28,324)	(38,875)	37.3	(5,746)	(5,568)	(3.1)
Provision for investment securities, foreclosed assets and other assets	8,644	11,195	29.5	444	3,264	634.5
Recovery of provisions for investments securities, foreclosed assets and other assets	(1,367)	(5,680)	315.5	(501)	(279)	(44.3)
Total provisions, net	214,722	334,655	55.9	39,263	50,545	28.7
Net interest income after provisions	1,168,376	1,305,836	11.8	147,821	130,888	(11.5)
FEES AND OTHER SERVICES INCOME
Commissions from banking services	346,318	371,924	7.4	49,017	51,209	4.5
Branch network services	19,016	19,698	3.6	2,482	2,619	5.5
Credit card merchant fees	37,718	45,971	21.9	6,657	6,034	(9.4)
Checking fees	26,026	23,289	(10.5)	3,031	3,112	2.7
Other	3,223	2,939	(8.8)	268	263	(1.9)
Total fees and other services income	432,301	463,820	7.3	61,455	63,236	2.9
Fees and other services expenses	89,590	89,010	(0.6)	10,562	10,326	(2.2)
Fees and other services income, net	342,710	374,810	9.4	50,893	52,910	4.0
OTHER OPERATING INCOME
Foreign exchange (losses) gains, net	(81,556)	195,437	339.6	(43,295)	47,661	210.1
Gains (losses) on derivative operations, net	117,112	(100,183)	(185.5)	53,546	(37,354)	(169.8)
Gains on sales of investments in equity securities, net	-	-	N.A.	-	-	N.A.
Dividend Income	357,067	490,665	37.4	-	44,556	N.A.
Other	1,970	1,840	(6.6)	240	240	(0.3)
Total other operating income	394,593	587,759	49.0	10,492	55,102	425.2
Total operating income	1,905,679	2,268,405	19.0	209,206	238,900	14.2
OPERATING EXPENSES
Salaries and employee benefits	305,037	351,108	15.1	45,554	46,500	2.1
Bonus plan payments	5,863	6,040	3.0	367	111	(69.7)
Termination payments	792	272	(65.7)	3	83	N.A.
Administrative and other expenses	529,447	642,931	21.4	78,835	89,257	13.2
Insurance on deposit, net	53,484	62,047	16.0	7,718	7,974	3.3
Charitable and other donation expenses	1,387	72	(94.8)	-	-	N.A.
Depreciation	29,918	34,037	13.8	4,366	4,407	0.9
Goodwill amortization	14,239	15,220	6.9	1,994	1,994	(0.0)
Total operating expenses	940,166	1,111,725	18.2	138,838	150,325	8.3
Net operating income	965,513	1,156,680	19.8	70,368	88,575	25.9
NON-OPERATING INCOME (EXPENSE)
Other income	60,021	80,492	34.1	11,644	9,487	(18.5)
Other expenses	14,710	21,666	47.3	2,181	1,845	(15.4)
Non-operating income (expense), net	45,311	58,826	29.8	9,463	7,642	(19.2)
Income before income tax expense	1,010,824	1,215,506	20.2	79,831	96,217	20.5
Income tax expense	260,938	308,516	18.2	28,741	22,798	(20.7)
Net income	749,886	906,990	21.0	51,090	73,419	43.7

BANCO DE OCCIDENTE
UNCONSOLIDATED FINANCIAL STATEMENTS AS OF AUGUST, 2013

BALANCE SHEET	As of			Growth (%)
(Ps. Millions)	Aug-12	Jul-13	Aug-13	Aug-13 Vs. Jul-13	Aug-13 Vs. Aug-12
ASSETS
CASH AND CASH EQUIVALENTS
Cash and due from banks	972,637	1,561,478	1,366,175	(12.5)	40.5
Interbank and overnight funds	197,584	122,069	105,409	(13.6)	(46.7)
Total Cash and cash equivalents	1,170,221	1,683,547	1,471,584	(12.6)	25.8
INVESTMENT SECURITIES
Debt securities	2,121,475	2,977,369	2,975,045	(0.1)	40.2
Trading	808,817	1,352,669	1,265,140	(6.5)	56.4
Available for Sale	678,888	1,025,607	1,113,346	8.6	64.0
Held to maturity	633,771	599,093	596,558	(0.4)	(5.9)
Equity securities	1,104,772	1,459,950	1,520,629	4.2	37.6
Trading	-	-	-	N.A.	N.A.
Available for Sale	1,104,772	1,459,950	1,520,629	4.2	37.6
Allowance	-	-	-	N.A.	N.A.
Total investment securities, net	3,226,247	4,437,319	4,495,674	1.3	39.3
LOANS AND FINANCIAL LEASES
Commercial loans	8,881,508	9,928,145	9,911,895	(0.2)	11.6
Consumer loans	3,172,190	3,869,324	3,928,045	1.5	23.8
Microcredit	-	-	-	N.A.	N.A.
Mortgage loans	-	6,764	10,217	51.0	N.A.
Financial leases	3,725,343	4,146,273	4,134,547	(0.3)	11.0
Allowance for loans and financial leases losses	(612,794)	(664,643)	(673,724)	1.4	9.9
Total loans and financial leases, net	15,166,247	17,285,863	17,310,980	0.1	14.1
Interest accrued on loans and financial leases	150,999	158,291	167,622	5.9	11.0
Allowance on Interest accrued on loans and financial leases	(18,246)	(20,682)	(20,170)	(2.5)	10.5
Interest accrued on loans and financial leases, net	132,754	137,609	147,453	7.2	11.1
Bankers' acceptances, spot transactions and derivatives	36,913	67,205	68,905	2.5	86.7
Accounts receivable, net	328,954	474,793	377,049	(20.6)	14.6
Property, plant and equipment, net	290,212	252,855	255,465	1.0	(12.0)
Operating leases, net	346,442	354,934	353,607	(0.4)	2.1
Foreclosed assets, net	26,949	23,632	23,440	(0.8)	(13.0)
Prepaid expenses and deferred charges	136,664	139,255	136,886	(1.7)	0.2
Goodwill, net	24,768	23,387	23,254	(0.6)	(6.1)
Other assets, net	317,282	357,871	372,889	4.2	17.5
Reappraisal of assets	397,881	392,507	384,268	(2.1)	(3.4)
Total assets	21,601,533	25,630,776	25,421,452	(0.8)	17.7
LIABILITIES
DEPOSITS
Checking accounts	3,733,705	3,919,255	4,038,603	3.0	8.2
Time deposits	2,738,991	3,707,651	3,718,119	0.3	35.7
Savings deposits	6,190,731	8,239,521	8,080,177	(1.9)	30.5
Other	214,620	164,996	172,684	4.7	(19.5)
Total deposits	12,878,048	16,031,423	16,009,582	(0.1)	24.3
Bankers' acceptances, spot transactions and derivatives	36,602	57,976	68,944	18.9	88.4
Interbank borrowings and overnight funds	479,488	360,394	344,606	(4.4)	(28.1)
Borrowings from banks and other	1,774,048	1,996,842	2,019,313	1.1	13.8
Accrued interest payable	72,442	74,362	78,176	5.1	7.9
Other accounts payable	562,342	483,099	511,193	5.8	(9.1)
Bonds	2,312,087	2,765,477	2,577,493	(6.8)	11.5
Estimated Liabilities	183,459	152,456	166,380	9.1	(9.3)
Other liabilities	121,778	133,371	128,639	(3.5)	5.6
Total liabilities	18,420,294	22,055,399	21,904,327	(0.7)	18.9
Total shareholders' equity	3,181,239	3,575,378	3,517,126	(1.6)	10.6
Total liabilities and shareholders' equity	21,601,533	25,630,776	25,421,452	(0.8)	17.7

BANCO DE OCCIDENTE
UNCONSOLIDATED FINANCIAL STATEMENTS AS OF AUGUST, 2013

INCOME STATEMENT	YTD		Growth (%) Aug-13 Vs. Aug-12	Month		Growth (%) Aug-13 Vs. Jul-13
(Ps. Millions)	Aug-12	Aug-13		Jul-13	Aug-13
INTEREST INCOME
Interest on loans	900,102	960,494	6.7	120,688	120,479	(0.2)
Interest on investment securities	95,939	48,030	(49.9)	7,329	8,406	14.7
Interbank and overnight funds	31,541	27,802	(11.9)	4,441	2,110	(52.5)
Financial leases	267,272	287,500	7.6	35,058	34,536	(1.5)
Total Interest Income	1,294,853	1,323,826	2.2	167,517	165,530	(1.2)
INTEREST EXPENSE
Checking accounts	5,846	6,796	16.3	943	887	(5.9)
Time deposits	106,838	138,446	29.6	16,158	15,358	(5.0)
Saving deposits	180,397	156,618	(13.2)	20,272	20,994	3.6
Total interest expense on deposits	293,080	301,860	3.0	37,373	37,239	(0.4)
Borrowings from banks and others	54,566	41,725	(23.5)	4,926	4,940	0.3
Interbank and overnight funds (expenses)	15,682	13,182	(15.9)	871	634	(27.2)
Bonds	106,746	106,768	0.0	13,677	13,709	0.2
Total interest expense	470,073	463,534	(1.4)	56,847	56,522	(0.6)
Net Interest Income	824,781	860,292	4.3	110,670	109,008	(1.5)
Provisions for loan and financial lease losses, accrued interest and other, net	171,534	238,908	39.3	25,184	27,626	9.7
Recovery of charged-off assets	(36,443)	(35,058)	(3.8)	(3,781)	(5,046)	33.5
Provision for investment securities, foreclosed assets and other assets	5,722	6,373	11.4	459	796	73.4
Recovery of provisions for investments securities, foreclosed assets and other assets	(2,659)	(4,167)	56.7	(436)	(79)	(81.8)
Total provisions, net	138,153	206,055	49.1	21,426	23,296	8.7
Net interest income after provisions	686,627	654,236	(4.7)	89,244	85,712	(4.0)
FEES AND OTHER SERVICES INCOME
Commissions from banking services	108,277	114,870	6.1	15,178	15,264	0.6
Branch network services	-	-	N.A.	-	-	N.A.
Credit card merchant fees	50,764	62,051	22.2	9,000	7,818	(13.1)
Checking fees	14,850	13,864	(6.6)	1,855	1,708	(7.9)
Other	21,120	20,800	(1.5)	2,967	2,667	(10.1)
Total fees and other services income	195,011	211,585	8.5	29,000	27,458	(5.3)
Fees and other services expenses	76,612	84,986	10.9	12,786	11,352	(11.2)
Fees and other services income, net	118,399	126,599	6.9	16,214	16,106	(0.7)
OTHER OPERATING INCOME
Foreign exchange (losses) gains, net	7,203	22,462	211.8	(3,956)	806	120.4
Gains (losses) on derivative operations, net	14,741	(7,402)	(150.2)	8,645	(348)	(104.0)
Gains on sales of investments in equity securities, net	-	-	N.A.	-	-	N.A.
Dividend Income	82,928	108,729	31.1	-	15,676	N.A.
Other	114,058	119,478	4.8	15,435	15,079	(2.3)
Total other operating income	218,929	243,267	11.1	20,124	31,213	55.1
Total operating income	1,023,955	1,024,103	0.0	125,583	133,031	5.9
OPERATING EXPENSES
Salaries and employee benefits	201,372	212,566	5.6	25,409	26,694	5.1
Bonus plan payments	13,621	15,187	11.5	1,984	2,003	0.9
Termination payments	2,675	3,018	12.8	436	506	16.1
Administrative and other expenses	263,580	303,073	15.0	39,739	39,174	(1.4)
Insurance on deposit, net	25,574	30,291	18.4	4,086	3,970	(2.8)
Charitable and other donation expenses	1,423	273	(80.8)	241	3	(98.8)
Depreciation	85,521	90,823	6.2	11,857	11,904	0.4
Goodwill amortization	953	1,018	6.8	133	133	0.0
Total operating expenses	594,719	656,248	10.3	83,885	84,387	0.6
Net operating income	429,237	367,855	(14.3)	41,698	48,644	16.7
NON-OPERATING INCOME (EXPENSE)
Other income	19,596	22,089	12.7	905	1,155	27.7
Other expenses	11,901	13,157	10.6	634	1,611	154.3
Non-operating income (expense), net	7,695	8,931	16.1	271	(456)	(268.1)
Income before income tax expense	436,932	376,786	(13.8)	41,969	48,188	14.8
Income tax expense	132,590	97,761	(26.3)	14,470	11,376	(21.4)
Net income	304,342	279,025	(8.3)	27,499	36,812	33.9

BANCO POPULAR
UNCONSOLIDATED FINANCIAL STATEMENTS AS OF AUGUST, 2013

BALANCE SHEET	As of			Growth (%)
(Ps. Millions)	Aug-12	Jul-13	Aug-13	Aug-13 Vs. Jul-13	Aug-13 Vs. Aug-12
ASSETS
CASH AND CASH EQUIVALENTS
Cash and due from banks	918,199	914,621	996,786	9.0	8.6
Interbank and overnight funds	5,065	2,418	205,674	N.A.	N.A.
Total Cash and cash equivalents	923,264	917,039	1,202,460	31.1	30.2
INVESTMENT SECURITIES
Debt securities	1,734,122	2,154,572	2,105,883	(2.3)	21.4
Trading	220,576	273,837	212,902	(22.3)	(3.5)
Available for Sale	986,501	1,243,253	1,326,335	6.7	34.4
Held to maturity	527,046	637,481	566,647	(11.1)	7.5
Equity securities	452,789	529,291	547,266	3.4	20.9
Trading	33,412	38,438	38,530	0.2	15.3
Available for Sale	419,377	490,853	508,736	3.6	21.3
Allowance	-	-	-	N.A.	N.A.
Total investment securities, net	2,186,911	2,683,863	2,653,149	(1.1)	21.3
LOANS AND FINANCIAL LEASES
Commercial loans	5,007,871	4,823,853	4,808,249	(0.3)	(4.0)
Consumer loans	5,984,348	6,418,206	6,426,688	0.1	7.4
Microcredit	16,526	14,067	14,010	(0.4)	(15.2)
Mortgage loans	89,289	89,025	90,369	1.5	1.2
Financial leases	304,487	297,031	290,529	(2.2)	(4.6)
Allowance for loans and financial leases losses	(439,586)	(455,183)	(456,771)	0.3	3.9
Total loans and financial leases, net	10,962,934	11,186,998	11,173,075	(0.1)	1.9
Interest accrued on loans and financial leases	132,028	117,473	118,609	1.0	(10.2)
Allowance on Interest accrued on loans and financial leases	(10,808)	(8,879)	(8,736)	(1.6)	(19.2)
Interest accrued on loans and financial leases, net	121,220	108,594	109,872	1.2	(9.4)
Bankers' acceptances, spot transactions and derivatives	455	487	2,538	420.7	458.0
Accounts receivable, net	84,389	39,558	40,707	2.9	(51.8)
Property, plant and equipment, net	138,416	158,619	157,359	(0.8)	13.7
Operating leases, net	392	413	406	(1.5)	3.6
Foreclosed assets, net	11,103	11,498	11,657	1.4	5.0
Prepaid expenses and deferred charges	119,054	83,161	78,524	(5.6)	(34.0)
Goodwill, net	-	-	-	N.A.	N.A.
Other assets, net	128,927	133,757	139,306	4.1	8.0
Reappraisal of assets	355,297	356,628	360,483	1.1	1.5
Total assets	15,032,363	15,680,614	15,929,536	1.6	6.0
LIABILITIES
DEPOSITS
Checking accounts	1,742,472	1,454,842	1,411,708	(3.0)	(19.0)
Time deposits	2,312,003	1,469,356	1,427,678	(2.8)	(38.2)
Savings deposits	5,424,551	7,412,539	7,829,882	5.6	44.3
Other	56,686	82,021	64,219	(21.7)	13.3
Total deposits	9,535,712	10,418,758	10,733,487	3.0	12.6
Bankers' acceptances, spot transactions and derivatives	380	485	2,528	421.3	565.0
Interbank borrowings and overnight funds	200,025	-	6,580	N.A.	(96.7)
Borrowings from banks and other	657,990	201,680	186,150	(7.7)	(71.7)
Accrued interest payable	34,802	24,895	27,568	10.7	(20.8)
Other accounts payable	397,532	434,824	428,928	(1.4)	7.9
Bonds	1,551,375	1,806,771	1,704,171	(5.7)	9.8
Estimated Liabilities	263,095	218,221	224,643	2.9	(14.6)
Other liabilities	355,917	352,731	365,012	3.5	2.6
Total liabilities	12,996,829	13,458,365	13,679,068	1.6	5.2
Total shareholders' equity	2,035,535	2,222,249	2,250,468	1.3	10.6
Total liabilities and shareholders' equity	15,032,363	15,680,614	15,929,536	1.6	6.0

BANCO POPULAR
UNCONSOLIDATED FINANCIAL STATEMENTS AS OF AUGUST, 2013

INCOME STATEMENT	YTD		Growth (%) Aug-13 Vs. Aug-12	Month		Growth (%) Aug-13 Vs. Jul-13
(Ps. Millions)	Aug-12	Aug-13		Jul-13	Aug-13
INTEREST INCOME
Interest on loans	927,545	941,791	1.5	115,430	114,223	(1.0)
Interest on investment securities	95,618	65,664	(31.3)	3,964	8,012	102.1
Interbank and overnight funds	10,784	9,915	(8.1)	600	927	54.6
Financial leases	24,007	23,815	(0.8)	2,891	2,647	(8.5)
Total Interest Income	1,057,955	1,041,185	(1.6)	122,884	125,808	2.4
INTEREST EXPENSE
Checking accounts	15,436	5,929	(61.6)	351	376	7.2
Time deposits	87,475	64,918	(25.8)	6,916	5,909	(14.6)
Saving deposits	155,774	151,449	(2.8)	19,686	21,335	8.4
Total interest expense on deposits	258,684	222,295	(14.1)	26,953	27,620	2.5
Borrowings from banks and others	24,627	7,617	(69.1)	471	450	(4.4)
Interbank and overnight funds (expenses)	6,618	2,742	(58.6)	380	358	(5.7)
Bonds	77,149	73,010	(5.4)	8,936	8,556	(4.3)
Total interest expense	367,079	305,664	(16.7)	36,740	36,984	0.7
Net Interest Income	690,876	735,521	6.5	86,145	88,824	3.1
Provisions for loan and financial lease losses, accrued interest and other, net	75,969	63,662	(16.2)	(1,450)	2,614	280.3
Recovery of charged-off assets	(9,976)	(9,455)	(5.2)	(982)	(1,030)	4.8
Provision for investment securities, foreclosed assets and other assets	2,638	2,304	(12.7)	236	217	(8.0)
Recovery of provisions for investments securities, foreclosed assets and other assets	(1,007)	(707)	(29.7)	(106)	(58)	(45.4)
Total provisions, net	67,624	55,803	(17.5)	(2,302)	1,744	175.7
Net interest income after provisions	623,251	679,717	9.1	88,447	87,081	(1.5)
FEES AND OTHER SERVICES INCOME
Commissions from banking services	51,597	57,588	11.6	8,382	6,859	(18.2)
Branch network services	80	80	-	10	10	-
Credit card merchant fees	3,791	4,203	10.9	694	494	(28.9)
Checking fees	2,514	2,207	(12.2)	275	257	(6.6)
Other	6,784	5,765	(15.0)	626	1,166	86.4
Total fees and other services income	64,765	69,844	7.8	9,987	8,786	(12.0)
Fees and other services expenses	21,105	25,584	21.2	3,911	2,969	(24.1)
Fees and other services income, net	43,660	44,259	1.4	6,076	5,817	(4.3)
OTHER OPERATING INCOME
Foreign exchange (losses) gains, net	(248)	2,404	N.A.	(380)	487	227.9
Gains (losses) on derivative operations, net	6	(237)	N.A.	77	(88)	(213.9)
Gains on sales of investments in equity securities, net	(3)	-	100.0	-	-	N.A.
Dividend Income	21,417	23,024	7.5	-	-	N.A.
Other	911	1,055	15.8	173	132	(23.9)
Total other operating income	22,082	26,246	18.9	(130)	531	508.3
Total operating income	688,994	750,223	8.9	94,392	93,428	(1.0)
OPERATING EXPENSES
Salaries and employee benefits	154,717	154,925	0.1	20,399	20,734	1.6
Bonus plan payments	2,623	2,610	(0.5)	295	158	(46.4)
Termination payments	157	414	163.4	227	5	(97.8)
Administrative and other expenses	193,186	216,634	12.1	26,862	27,470	2.3
Insurance on deposit, net	19,401	20,041	3.3	2,702	2,593	(4.1)
Charitable and other donation expenses	914	955	4.5	119	119	(0.0)
Depreciation	13,210	14,483	9.6	1,858	1,862	0.2
Goodwill amortization	-	-	N.A.	-	-	N.A.
Total operating expenses	384,208	410,062	6.7	52,463	52,941	0.9
Net operating income	304,786	340,161	11.6	41,929	40,487	(3.4)
NON-OPERATING INCOME (EXPENSE)
Other income	45,532	87,654	92.5	4,735	2,491	(47.4)
Other expenses	7,603	9,869	29.8	1,473	1,584	7.6
Non-operating income (expense), net	37,929	77,785	105.1	3,262	907	(72.2)
Income before income tax expense	342,715	417,946	22.0	45,191	41,395	(8.4)
Income tax expense	112,859	141,987	25.8	16,546	14,965	(9.6)
Net income	229,856	275,959	20.1	28,645	26,430	(7.7)

BANCO AV VILLAS
UNCONSOLIDATED FINANCIAL STATEMENTS AS OF AUGUST, 2013

BALANCE SHEET	As of			Growth (%)
(Ps. Millions)	Aug-12	Jul-13	Aug-13	Aug-13 Vs. Jul-13	Aug-13 Vs. Aug-12
ASSETS
CASH AND CASH EQUIVALENTS
Cash and due from banks	507,227	627,665	530,065	(15.5)	4.5
Interbank and overnight funds	137,781	16,840	21,953	30.4	(84.1)
Total Cash and cash equivalents	645,008	644,505	552,017	(14.4)	(14.4)
INVESTMENT SECURITIES
Debt securities	1,853,803	2,105,462	2,232,931	6.1	20.5
Trading	497,528	439,985	540,816	22.9	8.7
Available for Sale	1,021,240	1,341,658	1,370,622	2.2	34.2
Held to maturity	335,035	323,820	321,493	(0.7)	(4.0)
Equity securities	11,726	11,768	11,768	-	0.4
Trading	170	-	-	N.A.	(100.0)
Available for Sale	11,556	11,768	11,768	-	1.8
Allowance	(2,200)	(2,273)	(2,280)	0.3	3.6
Total investment securities, net	1,863,329	2,114,957	2,242,420	6.0	20.3
LOANS AND FINANCIAL LEASES
Commercial loans	2,234,274	2,551,607	2,489,911	(2.4)	11.4
Consumer loans	2,671,710	2,892,875	2,929,377	1.3	9.6
Microcredit	20,721	14,155	13,806	(2.5)	(33.4)
Mortgage loans	757,582	878,916	907,027	3.2	19.7
Financial leases	-	-	-	N.A.	N.A.
Allowance for loans and financial leases losses	(253,359)	(282,617)	(279,426)	(1.1)	10.3
Total loans and financial leases, net	5,430,928	6,054,937	6,060,696	0.1	11.6
Interest accrued on loans and financial leases	68,406	69,709	73,093	4.9	6.9
Allowance on Interest accrued on loans and financial leases	(7,776)	(8,881)	(9,127)	2.8	17.4
Interest accrued on loans and financial leases, net	60,629	60,828	63,967	5.2	5.5
Bankers' acceptances, spot transactions and derivatives	521	101	0	(99.5)	(99.9)
Accounts receivable, net	42,366	45,917	36,461	(20.6)	(13.9)
Property, plant and equipment, net	113,279	105,301	103,888	(1.3)	(8.3)
Operating leases, net	-	-	-	N.A.	N.A.
Foreclosed assets, net	3,961	5,268	4,650	(11.7)	17.4
Prepaid expenses and deferred charges	51,380	46,719	44,193	(5.4)	(14.0)
Goodwill, net	-	-	-	N.A.	N.A.
Other assets, net	52,389	67,310	68,836	2.3	31.4
Reappraisal of assets	170,755	218,408	219,059	0.3	28.3
Total assets	8,434,544	9,364,251	9,396,185	0.3	11.4
LIABILITIES
DEPOSITS
Checking accounts	566,078	676,182	691,916	2.3	22.2
Time deposits	2,406,834	2,359,505	2,412,595	2.3	0.2
Savings deposits	3,387,252	4,157,443	4,165,104	0.2	23.0
Other	34,869	36,275	36,713	1.2	5.3
Total deposits	6,395,033	7,229,406	7,306,329	1.1	14.3
Bankers' acceptances, spot transactions and derivatives	-	342	324	(5.1)	N.A.
Interbank borrowings and overnight funds	632,105	612,206	582,601	(4.8)	(7.8)
Borrowings from banks and other	89,841	75,777	75,217	(0.7)	(16.3)
Accrued interest payable	24,275	22,306	21,981	(1.5)	(9.4)
Other accounts payable	165,169	145,205	160,546	10.6	(2.8)
Bonds	-	-	-	N.A.	N.A.
Estimated Liabilities	86,603	102,860	107,811	4.8	24.5
Other liabilities	44,927	54,220	50,098	(7.6)	11.5
Total liabilities	7,437,951	8,242,321	8,304,907	0.8	11.7
Total shareholders' equity	996,593	1,121,930	1,091,278	(2.7)	9.5
Total liabilities and shareholders' equity	8,434,544	9,364,251	9,396,185	0.3	11.4

BANCO AV VILLAS
UNCONSOLIDATED FINANCIAL STATEMENTS AS OF AUGUST, 2013

INCOME STATEMENT	YTD		Growth (%) Aug-13 Vs. Aug-12	Month		Growth (%) Aug-13 Vs. Jul-13
(Ps. Millions)	Aug-12	Aug-13		Jul-13	Aug-13
INTEREST INCOME
Interest on loans	474,947	520,224	9.5	65,563	65,477	(0.1)
Interest on investment securities	88,229	122,199	38.5	8,666	6,833	(21.2)
Interbank and overnight funds	4,241	3,313	(21.9)	97	101	4.4
Financial leases	-	-	N.A.	-	-	N.A.
Total Interest Income	567,418	645,735	13.8	74,325	72,410	(2.6)
INTEREST EXPENSE
Checking accounts	1,190	1,555	30.7	171	193	13.2
Time deposits	85,096	78,636	(7.6)	9,214	8,809	(4.4)
Saving deposits	56,724	56,313	(0.7)	6,296	7,157	13.7
Total interest expense on deposits	143,009	136,504	(4.5)	15,681	16,158	3.0
Borrowings from banks and others	5,056	2,881	(43.0)	323	314	(2.7)
Interbank and overnight funds (expenses)	18,558	13,069	(29.6)	2,097	1,646	(21.5)
Bonds	-	-	N.A.	-	-	N.A.
Total interest expense	166,623	152,455	(8.5)	18,101	18,119	0.1
Net Interest Income	400,795	493,280	23.1	56,224	54,291	(3.4)
Provisions for loan and financial lease losses, accrued interest and other, net	72,903	112,514	54.3	8,474	8,137	(4.0)
Recovery of charged-off assets	(17,315)	(15,303)	(11.6)	(2,623)	(1,920)	(26.8)
Provision for investment securities, foreclosed assets and other assets	1,270	1,474	16.1	259	273	5.4
Recovery of provisions for investments securities, foreclosed assets and other assets	(1,743)	(1,624)	(6.8)	(363)	(135)	(62.9)
Total provisions, net	55,116	97,061	76.1	5,747	6,355	10.6
Net interest income after provisions	345,679	396,220	14.6	50,477	47,936	(5.0)
FEES AND OTHER SERVICES INCOME
Commissions from banking services	97,399	100,849	3.5	12,900	12,161	(5.7)
Branch network services	-	-	N.A.	-	-	N.A.
Credit card merchant fees	8,338	10,149	21.7	1,521	1,285	(15.5)
Checking fees	5,248	4,936	(5.9)	680	557	(18.2)
Other	23,997	29,797	24.2	3,958	3,973	0.4
Total fees and other services income	134,983	145,732	8.0	19,058	17,975	(5.7)
Fees and other services expenses	36,592	43,137	17.9	5,698	5,584	(2.0)
Fees and other services income, net	98,391	102,595	4.3	13,360	12,391	(7.3)
OTHER OPERATING INCOME
Foreign exchange (losses) gains, net	(414)	1,236	398.4	(129)	204	258.8
Gains (losses) on derivative operations, net	943	(654)	(169.3)	222	(107)	(148.1)
Gains on sales of investments in equity securities, net	-	-	N.A.	-	-	N.A.
Dividend Income	3,255	4,685	43.9	-	-	N.A.
Other	19	3	(84.3)	-	-	N.A.
Total other operating income	3,803	5,270	38.6	93	98	4.8
Total operating income	447,873	504,086	12.6	63,930	60,424	(5.5)
OPERATING EXPENSES
Salaries and employee benefits	98,935	102,246	3.3	12,479	13,331	6.8
Bonus plan payments	1,001	1,105	10.4	41	3	(92.1)
Termination payments	311	383	23.0	34	32	(6.9)
Administrative and other expenses	171,960	185,276	7.7	22,509	23,441	4.1
Insurance on deposit, net	12,403	13,933	12.3	1,798	1,817	1.1
Charitable and other donation expenses	559	369	(34.0)	69	-	(100.0)
Depreciation	14,000	12,466	(11.0)	1,623	1,501	(7.5)
Goodwill amortization	-	-	N.A.	-	-	N.A.
Total operating expenses	299,168	315,777	5.6	38,554	40,124	4.1
Net operating income	148,705	188,309	26.6	25,376	20,300	(20.0)
NON-OPERATING INCOME (EXPENSE)
Other income	14,916	9,932	(33.4)	2,023	3,888	92.2
Other expenses	5,061	7,533	48.8	1,225	648	(47.1)
Non-operating income (expense), net	9,854	2,399	(75.7)	798	3,240	306.1
Income before income tax expense	158,559	190,708	20.3	26,174	23,540	(10.1)
Income tax expense	47,058	66,481	41.3	8,974	7,772	(13.4)
Net income	111,501	124,226	11.4	17,200	15,768	(8.3)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 18, 2013

GRUPO AVAL ACCIONES Y VALORES S.A.

By:	/s/ Jorge Adrián Rincón Plata
	Name:	Jorge Adrián Rincón Plata
	Title:	Chief Legal Counsel